[Sun Communities, Inc. Letterhead]

March 19, 2009

VIA EDGAR AND FACSIMILE (703-813-6984)

Mr. Jerard Gibson, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re: Sun Communities, Inc.

Registration Statement on Form S-3

Filed January 8, 2009

File No. 333-156618

Dear Mr. Gibson:

This letter is submitted on behalf of Sun Communities, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed on January 8, 2009 (File No. 333-156618) (the “Registration Statement”), as set forth in your letters dated January 30, 2009 and February 17, 2009, both addressed to me.

Comment:

Please tell us why you have not included a description of the tax consequences associated with your REIT status and why you have not filed a tax opinion as an exhibit to the registration statement. It appears that your REIT status is material to an investment decision in your common stock.

Response to Comment:

Pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”), which was filed with the Commission today (a marked copy of which was also sent to your attention via facsimile), includes a discussion of the federal income tax considerations and consequences of an investment in the Company’s common stock (beginning on page 13). In addition, the Amendment also includes an opinion as to certain tax matters. The tax opinion is attached to the Amendment as Exhibit 8.1.

Comment:

Refer to the list of documents examined in the first paragraph on page 2 of the draft opinion. Please provide a revised opinion that limits counsel’s reliance on the REIT Certificate to factual matters contained in the REIT Certificate.

Response to Comment:

We have made the requested change.

Comment:

We refer you to the third assumption at the top of page 3 of the opinion. It appears that the historical operation of the Group Entities is a factual matter that can be readily ascertained by counsel and should not be assumed for purposes of the opinion. Please provide a revised opinion that omits this assumption with respect to historical matters.

Response to Comment:

We have made the requested change.

Comment:

We note the disclaimer at the bottom of page 3 that the opinion is rendered “only to you.” Please note that investors are entitled to rely upon the opinions expressed. Please provide a revised opinion that removes this limitation on reliance.

Response to Comment:

We have made the requested change.

Please do not hesitate to contact me at (248) 208-2500 if any questions arise concerning the response contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,

By: /s/ Gary A. Shiffman
Gary A. Shiffman
Chief Executive Officer

cc: Lee Kellert, Esquire

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